Duval & Stachenfeld llp

555 Madison Avenue, 6th Floor

New York, New York 10022

Telephone: 212-883-1700

Facsimile: 212-883-8883

www.dsllp.com

Evan Hudson

Direct Dial: 212-692-7343

ehudson@dsllp.com

VIA EDGAR

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	NY Residential REIT, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed April 3, 2017
File No. 024-10680

Dear Ms. McManus:

This letter is submitted on behalf of NY Residential REIT, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 13, 2017 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-10680) filed with the Commission on February 21, 2017, relating to the Company’s offering of common stock. The responses provided are based upon information provided to Duval and Stachenfeld LLP by the Company. The Company had previously submitted to the Commission a draft Offering Statement on Form 1-A (CIK No. 0001692725) on January 3, 2017, relating to the Company’s offering of common stock (the “Initial Submission”). The Company is concurrently filing Amendment No. 2 to the Initial Submission (the “Second Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Initial Filing, and page references in the responses refer to the Second Filing.

1.	Your revised disclosure indicates that prior to completion of the offering you intend to apply to either list your common shares on the NASDAQ Capital Market or the NYSE, or apply for quotation with the OTC or OTC Pink. Please remove the reference to exchange listing or revise to balance your disclosure by highlighting the fact that the company is not currently structured to comply with listing requirements and disclose the material changes needed in order for the company to be in a position to apply for listing.

Response to Comment No. 1

The Company has revised its disclosure accordingly on page 8 and page 65.

2.	We note that your officers, directors, advisor, and your sponsor and their affiliates may purchase shares in the offering and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response to Comment No. 2

The Company has revised its disclosure accordingly on page 104.

3.	Please refer to Instruction 1 to Signatures on Form 1-A and revise your signatures page such that the offering statement, in addition to being signed by the issuer, is signed by its principal executive officer, principal financial officer, principal accounting officer and a majority of the members of its board of directors or other governing body.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the Signature page attached to this submission. Jesse Stein is the principal executive officer, principal financial officer and principal accounting officer of the Company. Please note that the Company did not ask any of the advisory board members to sign because their roles are entirely advisory and they do not govern the Company.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to call me at (212) 692-7343 or to email me at ehudson@dsllp.com. Thank you very much for your attention.

Very truly yours,

/s/ Evan W. Hudson

Evan W. Hudson, Esq.

Duval & Stachenfeld LLP

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